UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2025

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2025, OKYO Pharma LTD (the “Company”) issued this 6K announcing, that Gary S. Jacob, Ph.D., Chief Executive Officer, will present at the Ophthalmology Innovation Summit (OIS) XV. The presentation is scheduled for Saturday, November 22, 2025, from 8:30-9:30 AM PT, as part of the “Anterior Innovation Showcase” session. OIS XV, taking place November 21-22, 2025, at the San Diego Marriott Marquis & Marina in San Diego, California, is a premier annual event organized by Ophthalmology Innovation Source. The summit brings together leading innovators, investors, executives, and clinicians in the eye care field to foster unparalleled networking and deliver cutting-edge insights into ophthalmic innovation. With a focus on anterior and posterior segment advancements, the conference features panel discussions, company showcases, and one-on-one partnering meetings, attracting global stakeholders committed to advancing treatments for vision-threatening conditions.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date:	November 18, 2025	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated November 18, 2025

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